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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  2 )*
                                             ---

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               IAMGOLD CORPORATION
                               -------------------
                                (Name of Issuer)

                                  Common Shares
                                  -------------
                         (Title of Class of Securities)

                                   450913 10 8
                                   -----------
                                 (CUSIP Number)

                                 Frank L. Davis
                           Fraser Milner Casgrain LLP
                       Suite 3900, 1 First Canadian Place
                              100 King Street West
                                Toronto, Ontario
                                     M5X 1B2
                                 (416) 862-3440

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 10, 2003
                     -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

---------
CUSIP No.  450913 10 8
---------

======================================================================================================================
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       MARK I. NATHANSON
======================================================================================================================
======================================================================================================================
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                (a)  [  ]
                                                                                                          (b)  [x]
======================================================================================================================
======================================================================================================================
3      SEC USE ONLY

======================================================================================================================
======================================================================================================================
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
       NOT APPLICABLE
======================================================================================================================
======================================================================================================================
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [ ]
======================================================================================================================
======================================================================================================================
6      CITIZENSHIP OR PLACE OF ORGANIZATION
            CANADA
======================================================================================================================
======================================================================================================================
NUMBER OF               7    SOLE VOTING POWER
SHARES                            5,774,946
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                       ===============================================================================================
                       ===============================================================================================
                        8    SHARED VOTING POWER
                                  0
                       ===============================================================================================
                       ===============================================================================================
                        9    SOLE DISPOSITIVE POWER
                                  5,774,946
                       ===============================================================================================
                       ===============================================================================================
                        10   SHARED DISPOSITIVE POWER
                                  0
======================================================================================================================
======================================================================================================================
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,774,946 COMMON SHARES OF IAMGOLD CORPORATION (THE "CORPORATION") ARE CURRENTLY OWNED BENEFICIALLY AND
            OF RECORD BY MARZEN HOLDINGS COMPANY LIMITED, A PRIVATE COMPANY CONTROLLED BY MR. NATHANSON, CO-CHAIRMAN
            AND A DIRECTOR OF THE CORPORATION.  IN ADDITION, MR. NATHANSON HOLDS OPTIONS TO ACQUIRE 470,000 COMMON
            SHARES OF THE CORPORATION.
======================================================================================================================
======================================================================================================================
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)               [   ]
======================================================================================================================
======================================================================================================================
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          APPROXIMATELY 4.0 PER CENT.  ASSUMING THE EXERCISE OF ALL OF THE OPTIONS TO PURCHASE COMMON SHARES OF THE
          CORPORATION HELD BY MR. NATHANSON, MR. NATHANSON WOULD BENEFICIALLY OWN OR EXERCISE CONTROL OR DIRECTION
          OVER APPROXIMATELY 4.3 PER CENT OF THE THEN OUTSTANDING COMMON SHARES OF THE CORPORATION.
======================================================================================================================
======================================================================================================================

======================================================================================================================
======================================================================================================================
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
======================================================================================================================

ITEM 1.     SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is common shares of IAMGold Corporation, a Canadian corporation (the
"Corporation"). The principal executive offices of the Corporation are located at 220 Bay Street, 5th Floor, Toronto, Ontario, Canada M5J 2W4.

ITEM 2.     IDENTITY AND BACKGROUND.

         (a) The person filing this statement is Mark I. Nathanson.

         (b) Mr. Nathanson's address is 26 Sand Dollar Island, Sandy Port, Nassau, Bahamas.

         (c) Mr. Nathanson's principal occupation is as Co-Chairman and a director of the Corporation.

         (d) - (e) During the last five years, Mr. Nathanson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

         (f) Mr. Nathanson is a Canadian citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.     PURPOSE OF TRANSACTION.

         Mr. Nathanson sold an aggregate of 1,500,000 common shares of the Corporation in the public market. As a result of selling such common shares of the Corporation, the proportion of the outstanding common shares of the Corporation controlled by Mr. Nathanson has decreased to approximately 4.0 per cent.

         The securities of the Corporation controlled by Mr. Nathanson are held as an investment. Mr. Nathanson does not have any present intention to acquire any additional securities of the Corporation. Mr. Nathanson intends to review his investment in the Corporation on a continuing basis and may increase or decrease his holding of securities of the Corporation in the future. Any such increase or decrease will depend on various factors, including, among other things, the price and availability of securities of the Corporation, subsequent developments affecting the Corporation or its business, other available investments and business opportunities, general stock market and economic conditions, tax considerations and required regulatory approvals.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) 5,774,946 common shares of the Corporation are currently owned beneficially and of record by Marzen Holdings Company Limited, a private company controlled by Mr. Nathanson, representing approximately 4.0 per cent of the outstanding common shares of the Corporation. In addition, Mr. Nathanson holds options to acquire 470,000 common shares of the Corporation. Assuming the exercise of all of such options, Mr. Nathanson would beneficially own or exercise control or direction over an aggregate of 6,244,946 common shares of the Corporation, representing approximately 4.3 per cent of the then outstanding common shares of the Corporation.

         (c) On December 19, 2002, the Corporation granted to Mr. Nathanson 20,000 options pursuant to the share incentive plan of the Corporation. Each option entitles the holder to acquire one common share of the Corporation until December 19, 2012 at Cdn$7.35.

         On January 7, 2003, the Corporation granted to Mr. Nathanson 50,000 options pursuant to the share incentive plan of the Corporation. Each option entitles the holder to acquire one common share of the Corporation until January 7, 2008 (previously reported incorrectly as January 7, 2013) at Cdn$7.60.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described in Item 3, 4 and 5, Mr. Nathanson has no knowledge of any arrangements, undertakings or relationships (legal or otherwise), including but not limited to transferring of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of proxies, divisions of profits or loss, or the giving or withholding of proxies.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 15, 2003


                            By: /s/ Mark I. Nathanson
                                ---------------------
                                Name: Mark I. Nathanson



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